UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

enGene Holdings Inc.

(Name of Issuer)

Class A common shares

(Title of Class of Securities)

29286M105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Forbion Capital Fund III Coöperarief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,369,275 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,369,275 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,369,275 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% (2)
12.	TYPE OF REPORTING PERSON OO

(1)	Consists of 2,894,199 Class A common shares and 475,076 Class A common shares underlying warrants exercisable within 60 days of this Statement.
(2)

The percent of class is based upon (i) 23,197,976 Class A common shares outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2023, plus (ii) 475,076 Class A common shares underlying warrants exercisable within 60 days.

1.	NAMES OF REPORTING PERSONS Forbion III Management B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,369,275 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,369,275 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,369,275 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% (2)
12.	TYPE OF REPORTING PERSON OO

Item 1.	Issuer

(a)	Name of Issuer:

enGene Holdings Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

7171 Rue Frederick Banting

Saint-Laurent, QC, Canada H4S 1Z9

Item 2.	Filing Person

(a) – (c) Name of Persons Filing; Address; Citizenship:

(i) Forbion Capital Fund III Coöperatief U.A, a cooperative association with exempted liability incorporated in the Netherlands (“Forbion III COOP”).

(ii) Forbion III Management B.V., a private limited liability company incorporated in the Netherlands (“Forbion III”), the director of Forbion III COOP.

The address of the principal business office of the Reporting Persons is c/o Forbion Capital Partners, Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

(d)	Title of Class of Securities:

Class A common shares

(e)	CUSIP Number:

29286M105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

The information set forth in rows 5 through 11 of the cover pages is incorporated by reference into this Item 4.

The percent of class is based upon (i) 23,197,976 Class A common shares outstanding, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2023, plus (ii) 475,076 Class A common shares underlying warrants exercisable within 60 days.

(c)	Number of shares as to which such person has:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage of Common Stock Outstanding
Forbion III COOP	3,369,275	0	3,369,275	0	14.2%
Forbion III	3,369,275	0	3,369,275	0	14.2%

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

FORBION CAPITAL FUND III COÖPERATIEF U.A.

By: Forbion III Management B.V.
Its: Director

/s/ G.J. Mulder	/s/ V. van Houten
Name: G.J. Mulder	V. van Houten
Title: Directors

FORBION III MANAGEMENT B.V.

/s/ G.J. Mulder	/s/ V. van Houten
Name: G.J. Mulder	V. van Houten
Title: Directors